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                             February 2, 2024

       Eric Schlorff
       Chief Executive Officer
       SeaStar Medical Holding Corporation
       3513 Brighton Blvd., Suite 410
       Denver, CO 80216

                                                        Re: SeaStar Medical
Holding Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed January 24,
2024
                                                            File No. 333-276675

       Dear Eric Schlorff:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. Please revise your cover page and summary to disclose that your common stock is currently subject to
delisting procedures by Nasdaq for failing to comply with the minimum market value of
listed securities and minimum bid price requirements set forth in Nasdaq Listing Rules
5550(b)(2) and 555(a)(2), respectively. Please also disclose the risks of a potential
delisting of your common stock.
   2. We note that the Second Amendment to the Securities Purchase Agreement filed as
                                                        Exhibit 10.7 states
that "[c]ommencing after the Second Closing Date...the Purchaser may, in its sole and
absolute discretion, purchase the Securities on an Additional Closing Date"
                                                        and that "the Purchaser
shall have no obligation to purchase any additional Securities except for the Initial
Funding." We also note your disclosure that you expect to complete the seventh Additional
closing within two business days of the filing of this registration statement. Generally,
securities issued in a private transaction may not be registered for
 Eric Schlorff
SeaStar Medical Holding Corporation
February 2, 2024
Page 2
       resale until after the private placement is completed. In this regard, we note that 3i does not appear to be irrevocably bound to purchase the securities. Please provide your analysis regarding how registration of those securities is appropriate. For guidance, refer to
       Securities Act Sections Compliance & Disclosure Interpretation 139.11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                            Sincerely,

FirstName LastNameEric Schlorff                             Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameSeaStar Medical Holding Corporation
                                                            Services
February 2, 2024 Page 2
cc:       Albert Lung, Esq.
FirstName LastName